FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]       Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]    No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued on September 20, 2005 by Aries Maritime Transport Limited (the "Company") announcing its acquisition of two new Panamax products tankers from Stena Group, together with the Forward Looking Statements disclosure.

Exhibit 1


For Immediate Release

Company Contacts:

Richard J.H. Coxall                                           Leon Berman
Chief Financial Officer                                       Principal
Aries Maritime Transport Limited                              The IGB Group
(011) 30 210 946-7433                                         212-477-8438



            ARIES MARITIME TRANSPORT LIMITED ACQUIRES TWO NEW PANAMAX
                        PRODUCTS TANKERS FROM STENA GROUP

             Enters into 2 1/2 Year Bareboat Charter Agreement that
                        Includes Profit Sharing Component

                Transaction to be Accretive to Company's Dividend


ATHENS,  GREECE,  September 20, 2005 - Aries Maritime Transport Limited (NASDAQ:
RAMS) announced today that it has entered into an agreement to purchase two 72,750 dwt double-hulled Panamax products tankers from the Stena Group. The vessels are currently under construction at Dalian Shipyard in China and are expected to be delivered in November 2005 and March 2006.

Upon delivery, each vessel will enter into a 2 1/2 year bareboat charter agreement with Stena Bulk at a rate of $18,700 per day, which is equal to a time charter equivalent rate of approximately $24,500. In addition to the secured income from the fixed bareboat rate, Aries has entered into an index linked profit sharing agreement with Stena Bulk, with a 30 percent share for Aries.

The aggregate purchase price for the two vessels is approximately $112 million. The Company plans to draw upon its $150 million revolving senior credit facility to fund the transaction, with 10% of the purchase price due at the time of signing and the balance due at time of delivery of each vessel. Management expects this transaction to provide a minimum of $0.07 accretion to the Company's 2006 dividend, prior to any profit sharing contribution.

Mons S. Bolin, President and Chief Executive Officer, commented, "We are pleased to grow the Company with this accretive acquisition of two high specification double-hulled Panamax products tankers that further enhances our position to take advantage of the highly favourable long-term fundamentals for the products sector. We are also pleased to commence a relationship with Stena, a leading Swedish shipping group of the highest international reputation for quality and reliability. Consistent with our focus on making strategic decisions that drive shareholder value, the bareboat charter and profit-sharing agreement allows Aries to provide further earnings stability while positioning the Company to increase its dividend. We look forward to paying our first dividend after our third quarter earnings announcement. As we move forward, we will continue to seek growth opportunities that are accretive to our dividend and best serve the Company and its shareholders.

The Company currently intends to pay a quarterly dividend in February, May, August and November of each year. Aries expects to declare the initial quarterly dividend in the amount of $0.52 per share, following the announcement of its third quarter 2005 results in October, 2005. The first dividend will cover the four-month period between June 1, 2005 and September 30, 2005.

About Aries Maritime Transport Limited
--------------------------------------

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.8 years and is 100% double-hulled, consists of four MR tankers, two Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 15.6 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's product tankers and container vessels currently operate under long-term time charters.


"Safe Harbor" Statement Under the Private
Securities Litigation Reform Act of 1995
----------------------------------------

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  September 23, 2005                     By:/s/ Richard J.H. Coxall
                                               --------------------------------
                                               Richard J.H. Coxall
                                               Chief Executive Officer







23248.0002 #603605